DATE:  16 May 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU, FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Third Quarter Results

LONDON, United Kingdom: May 16, 2005 - Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK) is pleased to report its financial and operating results for the nine months ended March 31, 2005.

In line with Canadian GAAP, revenue is stated after deducting milling and refining costs. The revenue for the three-month period ended 31 March, 2005 was $4.8 million. Gross gold sales for the nine month period to date were $22.1 million and for the quarter were $6.0 million, stated before milling and refining costs.

During the month of January and February, as previously announced, Nalunaq Gold Mine performed development work only. The volume of ore produced from these two months was approximately 150 tonnes per day and comes from the sub-level development which holds low grade ore. This ore comprised the bulk of the shipment during the quarter and contributed to an achieved grade from processing of 16.8 g/t.  We are pleased to report that for the month of March, mine production was approximately 12,600 tonnes at an estimated grade of 27 g/t after adjusting for the historical mine call factor With the major part of the development work relating to the change to one mining method being completed, Q4 will be the first regular operational quarter for the Nalunaq mine. Overall tonnage for Q4 is estimated to be 10-15% above the budgeted 450 t/d.

Nalunaq is still experiencing dilution higher than planned in the stopes. As the waste material can typically be distinguished from ore by size and colour, a sorting process is being established to remove this material, and possibly other waste material before shipment.

Since the date of the last report, the focus at Nalunaq has been to initiate a program to expand the resource base. In 2004 Nalunaq bought two drilling rigs and has drilled 24 holes totalling 4,800 meters with these rigs over the past three months.  Drilling to date has confirmed a mineralized structure which implies a tonnage of approximately 500,000 tonnes of ore. The Company believes the continued planned drilling in the months to come has the potential to further double this area. Grade verification will take place through drifting and an independent verification of these results will be issued upon their completion. The size of the ore deposit in the Target Block, from where the company presently produces, is 560,000 tonnes.

Based on the resource expansion program, Nalunaq is preparing an application to the Greenlandic Authorities for the installation of a plant facility.  This application will be submitted shortly.  The possible suppliers of plant and equipment have been identified, and negotiations with potential engineers and contractors have been initiated.

Crew is please to report that the Apex Due Diligence has been substantially completed. Crew have informed the vendors of Apex’ shares that it intends to proceed with the purchase subject to the fulfilment of certain conditions. Crew expects the definitive agreement will be concluded shortly. This purchase will represent a major step toward Crew’s target of becoming a mid tier producer during 2006. Crew is looking to further increase its gold activities in the Philippines

On April 28, 2005, the LKAB Board approved the amended Memorandum of Understanding (“MOU”) for the future of the Seqi Olivine Project.  In the MOU it is proposed that Minelco (a wholly owned subsidiary of LKAB), increase their ownership of the project from 51% to 100% by the purchase of the entire share capital of Seqi Olivine AS for a cash payment of 10 million USD and 17 years of royalty payments with a minimum guarantee of 1 million USD from and including year 3 though year 14. The transaction is expected to complete before fiscal year end

Financial Results for the Third Quarter

The Company achieved EBITDA for the nine months ended March 31, 2005 of $(0.8) million (2004 - $(0.7) million) and for the quarter ended March 31, 2005 $(1.1) million (2004 – ($1.0) million).

The net loss for the nine months ended March 31, 2005 was $8.0 million (2004 – loss of $2.0 million) and a net loss for the quarter was $3.3 million (2004 – loss of $1.7 million).

The results of the quarter were driven by activities at Nalunaq.  By March the operation had achieved planned production levels and costs per tonne of ore mined.  The grades achieved from the shipment made in the quarter, while in line with the characteristics of the gold structure in the operation, were lower than plan and consequently, the operation has incurred a loss for the quarter under review.

Central administration, office and general expenses for the quarter were $1.2 million (2004 - $1.1 million) and for the nine months ended March 31, 2005 were $2.4 million (2004 - $3.1 million), representing a reduction from the previous period of $0.7 million.  Mining administration, office and general expenses for the quarter were $0.9 million (2004 - $nil) and for the nine months ended March 31, 2005 were $2.8 million (2004 - $nil). This year on year increase is attributable to the commencement of commercial production of Nalunaq Gold Mine from July 1, 2004.

Interest and finance charges for the quarter were $0.8 million (2004 - $1.1 million) and for the nine month period were $3.5 million (2004 - $1.2 million).  These charges derived almost entirely from interest, amortization of financing costs and accretion charges arising from convertible bonds issued by the Company in the year ended June 30, 2004, and from new bonds issued by the Company in October 2004.

Included in interest and finance charges for the nine months ended March 31, 2005 are interest and finance charges relating to the new bond financing and also the negotiated conversion of the prior year bonds into 22,250,000 ordinary shares which took place in October 2004.  The Company paid $1.2 million to its convertible bondholders to induce them to convert their position.  This cost is reflected in the results for the period.  Without conversion, interest charges of approximately $2.2 million would have been payable over the remaining term of the bonds. The transaction has therefore resulted in a net saving of $1 million in interest.

Equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) for the quarter were a profit of $0.7 million (2004 - $0.1 million) and for the nine months ended March 31, 2005 were $0.7 million (2004 - $0.5 million). The hedge gains realized by Barberton in the previous financial year significantly reduced its debt burden.  With the improved results recorded for the quarter ended March 31, 2005, Barberton commenced cash flow to shareholder in February 2005.  The effects of this will be more fully seen in future quarter’s results

Included in earnings for the period ended March 31, 2004 were profits from Barberton and also interest earned on a loan advanced by the Company.  This loan was converted to preference share capital in December 2003.  A full six months of interest is reflected in Barberton’s earnings for 2004 and not in 2005.

During the period the Company continued to manage the reduction of its interests in the share capital of Metorex Limited (“Metorex”) and realized further profits from the sale.

At March 31, 2005, the Company’s main source of liquidity was cash of $10.2 million (June 30, 2004 - $2.0 million).  At March 31, 2005, the Company’s consolidated working capital comprising, debtors, stocks, marketable securities and accounts payable was $4.3 million (June 30, 2004 - $0.9 million).

The Company had total assets of $90.6 million at March 31, 2005 (June 30, 2004 - $74.4 million) and shareholders’ equity of $51.3 million (June 30, 2004 - $46.8 million).

OUTLOOK

In the last two years Crew has made significant progress with its strategy of ensuring that assets with a near term cash flow potential are brought into production, while non-core assets are sold or brought into joint ventures to release their intrinsic values. The Company is now poised for growth with a target of becoming a mid-tier gold producer during the calendar year of 2006.  In line with plan, the next shipment of Nalunaq ore has been scheduled for early June 2005.

On February 1, 2005 Crew, with affiliated local partners, reported an agreement to acquire 72.5% of Apex Mines in the Philippines. This acquisition will strengthen Crew’s position in a rapidly growing mining market in the Philippines. Furthermore the acquisition of Apex, with a designed 1200 t/d of milling capacity, will facilitate Crew’s progress to becoming a mid-tier gold producer during 2006. The present plan is to increase the milling capacity to 2000 t/d during 2006. A number of used mills have been identified and are under consideration. The initial due diligence indicates that  the Apex properties have an  exploration potential considerably beyond the resources currently defined and opens up the possibility for a further production expansion over time.

Barberton ends the quarter with significantly improved results and having cleared expensive local debt and interest payments has now established a regular cash flow back to the Company.

A series of exploration programs will be established for the other Greenlandic gold concessions where Crew has an interest.  These are planned to commence in June 2005.

Other non-gold interests

It is expected that subject to local and other regulatory approvals being received, the Company will dispose its interest in Seqi Olivine AS by the end of the current fiscal year for proceeds of $10 million plus royalties to be received.  This will create a source of immediate additional liquidity which the Company will utilise to accelerate the development and enhancement of its core-assets.

The Company continues to, work toward industrial partnerships on non-gold projects with a longer time horizon. This is in particular the case for the Mindoro Nickel Project (“MNP”) where the fundamental framework both politically and industrially has improved materially over the last 6-12 months. MNP is a very large project that, when brought into production, will have a major impact on the Island of Mindoro and the surrounding regions. Crew is developing a strategy that has strong local foundation, possibly with governmental and or provincial equity participation.  MNP must also find a strong industrial partner, preferably an off take or end user with the necessary financial strength to take the project into production. A number of discussions on possible paths forward are in progress and the Company is optimistic that it will develop a long-term viable arrangement among all interested stakeholders within the current fiscal year. A financial advisor has been appointed to assist the Company in finalizing the negotiations.

On January 12, 2005, the Company’s wholly owned subsidiary, Crew Minerals AS was granted, at no cost, the exclusive title for two porphyry-molybdenite prospects located in the Oslo region, Norway, the Hurdal and Skrukkelia Mo project’s. The Hurdal deposit is the largest molybdenite deposit in Europe.  Crew is now planning further development and also seeking an industrial partnership to commence the development of this project. Crew sees these projects as major strategic assets to building Crew Minerals further into an independent company.

A conference call has been scheduled to discuss the results on Wednesday May 18, 2005 at 11:00 UK time. Call in number is +44 (0) 1296 311600, code C650608.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

"EBITDA" is a non-GAAP measure of performance that describes our earnings before interest, taxes, depreciation, and amortization. ”Gross gold sales” is a non GAAP measure derived from ounces produced from processing multiplied by the then current gold price. EBITDA and gross gold sales are not defined terms under Canadian generally accepted accounting principles, nor does they have a standard, agreed upon meaning.  As such, EBITDA and gross gold sales may not be directly comparable to EBITDA and gross gold sales reported by other similar issuers.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com

CREW GOLD CORPORATION

Consolidated Balance Sheets
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

ASSETS	March 31, 2005	June 30,2004
CURRENT Cash Accounts Receivable Prepaid Expenses Inventories Due from Metorex Ltd Investment in Metorex Ltd Investment in Asia Pacific Resources	$ 10,230 5,733 393 3,644 568 190 -	$ 1,994 216 769 3,547 399 1,619 42
	$ 20,758	$ 8,586

NALUNAQ PROPERTY, PLANT & EQUIPMENT	56,273	53,454
INVESTMENT IN & ADVANCES TO BARBERTON MINES LTD	7,604	7,144
OTHER MINERAL PROPERTY INTERESTS	3,935	3,308
OTHER ASSETS	2,050	1,884
	$ 90,620	$ 74,376
LIABILITIES
CURRENT Accounts Payable & Accrued Liabilities	$ 7,430	$ 7,648
	7,430	7,648

REHABILITATION PROVISION	508	574
CONVERTIBLE BONDS	3,075	14,048
BOND LIABILITIES	23,669	-
FUTURE INCOME TAXES	2,481	2,481
NON-CONTROLLING INTEREST	2,125	2,855
	$ 39,288	$ 27,606

SHAREHOLDERS’ EQUITY
Share Capital Equity Component of Convertible Bonds Share Purchase Warrants Contributed Surplus Deficit Cumulative Translation Adjustment	130,524 76 404 384 (80,115) 59	116,467 553 404 176 (72,105) 1,275
	51,332	46,770
	$ 90,620	$ 74,376

CREW GOLD CORPORATION

Consolidated Statements of Loss and Deficit
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

	Three Months Ended March 31		Nine Months Ended March 31
	2005	2004	2005	2004
MINERAL SALES DIRECT COSTS OF MINERAL SALES AMORTIZATION	$ 4,804 (5,309) (1,360)	$ - - -	$ 17,924 (14,813) (3,746)	$ - - -
	(1,865)	-	(635)	-

EXPENSES
Administration, Office & General - Mining - Central Professional Fees	$ (898) (1,188) (315)	$ - (1,111) (74)	$ (2,756) (2,387) (672)	$ - (3,054) (521)
	(2,401)	(1,185)	(5,815)	(3,575)
OTHER INCOME (EXPENSES)

Equity Earnings from Investment in Barberton Mines Ltd

Gain (loss) on Investment in Metorex Ltd

Gain (loss) on sale of Asia Pacific Resources Ltd

Gain (loss) on geothermal asset

Interest & Finance Charges

Stock Option Expense

Foreign Exchange Gain (loss)

Interest & Other Income, net

	$ 722 410 - - (787) (95) - -	$ 53 - - - (628) - (9) 25	$ 694 597 - - (3,525) (222) - 166	$ 490 136 522 983 (1,165) - 116 439
	250	(559)	(2,290)	1,521

LOSS BEFORE NON-CONTROLLING INTEREST	(4,016)	(1,744)	(8,740)	(2,054)
NON-CONTROLLING INTEREST	758	77	730	59
NET LOSS	(3,258)	(1,667)	(8,010)	(1,995)
DEFICIT, BEGINNING OF PERIOD	(76,857)	(69,836)	(72,105)	(69,508)
DEFICIT, END OF PERIOD	(80,115)	(71,503)	(80,115)	(71,503)

LOSS PER SHARE-BASIC & DILUTED	$ (0.02)	$ (0.01)	$ (0.05)	$ (0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	175,334,293	151,513,870	164,503,548	140,326,395